Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

IPC HOLDINGS MAILS LETTER TO SHAREHOLDERS IN SUPPORT OF

AMALGAMATION WITH MAX CAPITAL

IPC/Max Amalgamation Provides More Value to Shareholders Today

And More Upside in the Future

Validus Proposal STILL NOT Superior to the Max Transaction

Validus Exchange Offer Faces Substantial Obstacles

HAMILTON, Bermuda – June 2, 2009 – IPC Holdings, Ltd. (NASDAQ: IPCR; BSX: IPCR BH) today announced that it has mailed a letter to its shareholders to highlight the important value creation opportunities and strategic benefits of IPC’s amalgamation with Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) and to clarify some of the misleading public statements that Validus has recently made.

Kenneth L. Hammond, Chairman of IPC said, “The real matter at hand and the true focus of the vote on June 12 is the creation of shareholder value. The Max transaction is the result of a careful and thorough process conducted by the IPC Board with the goal of delivering superior value to IPC shareholders. The combination meets all of the IPC Board’s key criteria for enhancing shareholder value: greater scale and scope, diversification into non-correlated risks, preservation of the value of IPC’s existing franchise and increased management depth. With all regulatory approvals in hand, we are well on our way to completing this transaction immediately after our June 12 meeting and delivering enhanced value for our shareholders. We urge IPC shareholders to vote the white proxy card for all the proposals associated with the merger.”

In the letter, IPC notes that the combination of IPC and Max will have:

•	Diversification to achieve more consistent earnings and higher returns on equity.

•	Excess capital to deploy in new businesses or for capital management purposes.

•	Increased flexibility to take advantage of favorable pricing and underwriting developments.

•	Highly complementary businesses with limited overlap.

•	Increased scope and scale of operations with approximately $3 billion of capital.

•	A top-notch management team with proven ability to manage a more diversified business.

The letter also reiterates the Board’s conclusion that the Validus proposal is still not superior to the Max transaction and not in the best interests of IPC and its shareholders as a whole.

•	It is at a significant discount to IPC’s book value.

•	It offers less book value per share than the IPC/Max transaction.

Among other points, the letter also states that:

•	Validus’s exchange offer faces substantial obstacles.

•	The Bermuda Supreme Court has denied Validus’s application for a scheme of arrangement shareholders’ meeting.

•

Validus’s campaign of misinformation has resulted in numerous material misstatements. Validus has said that it has a “clear path” for the scheme. This completely ignores the fact that as a first step Validus would have to re-apply to the same Court that has already rejected its two previous legal maneuvers.

IPC’s annual general meeting of shareholders will be held on June 12 at 11:00 a.m. local time in order to obtain shareholder approval for the combination with Max.

The full text of Mr. Hammond’s letter to IPC shareholders follows:

Dear Fellow Shareholder:

As our annual general meeting of shareholders approaches on June 12, 2009, your Board of Directors urges you to vote FOR all the proposals associated with the transaction with Max Capital Group Ltd. on the enclosed WHITE proxy card promptly. The combination of IPC Holdings and Max provides more value to IPC shareholders today and more upside to IPC shareholders in the future than the below book-value, hostile offer being made by Validus Holdings, Ltd. Your Board of Directors strongly supports the amalgamation with Max, which we expect to close immediately after shareholder approvals are obtained on June 12, all other conditions having been satisfied.

We encourage you NOT to sign or return any of Validus’s gold proxy cards and NOT to tender your IPC shares to Validus in connection with Validus’s exchange offer.

On June 12, IPC shareholders are being asked only to approve the amalgamation with Max. Despite what Validus has implied in its public statements, if the combination with Max is not approved, there may not be any alternative transaction as your Board would at that stage have to consider all of the available options for IPC.

Don’t be distracted and misled by Validus’s numerous filings and public statements. In the past two months, Validus has filed five proxy statements in connection with its proposals, as well as an offer to purchase and a registration statement. Validus has subsequently amended many of these documents and made numerous additional filings and public announcements. Quantity is not quality.

In order to redirect the focus back to what is most important to you — creating shareholder value — we would like to clarify a few matters in relation to Validus’s offer in whatever form.

The Amalgamation With Max Provides More Value To IPC Shareholders Today

And More Upside To IPC Shareholders In The Future

The real matter at hand and the true focus of the vote on June 12 is the creation of shareholder value. The Max transaction is the result of a careful and thorough process conducted by the IPC Board with the goal of delivering superior value to IPC shareholders.

The combination meets all of the Board’s key criteria for improving value: greater scale and scope, diversification into non-correlated risks, preservation of the value of IPC’s existing franchise and increased management depth.

Together, IPC and Max will have:

✓	Diversification to achieve more consistent earnings and higher returns on equity.

✓	Excess capital to deploy in new businesses or for capital management purposes.

✓	Increased flexibility to take advantage of favorable pricing and underwriting developments.

✓	Highly complementary businesses with limited overlap.

✓	Increased scope and scale of operations with approximately $3 billion of capital.

✓	A top-notch management team with proven ability to manage a more diversified business.

With all regulatory approvals in hand, we are well on our way to completing this transaction immediately after our June 12 meeting and delivering enhanced value for our shareholders.

Validus’s Proposal Is STILL NOT Superior To The Max Transaction

On March 31, IPC received an unsolicited acquisition proposal from Validus to acquire IPC at a price below book value. After careful review and consideration in consultation with our financial and legal advisors, IPC’s Board of Directors unanimously determined that the Validus proposal does not constitute a superior proposal and is not in the best interests of IPC and its shareholders for a number of reasons, as outlined in our joint proxy statement/prospectus dated May 7, 2009.

On May 18, IPC received a revised unsolicited proposal from Validus. After careful review and consideration, IPC’s Board of Directors has again unanimously determined that the Validus proposal, as amended, STILL does not constitute a superior proposal and is not in the best interests of IPC and its shareholders for the reasons outlined in the recommendation statement on Schedule 14D-9. Among other factors, Validus’s revised proposal:

•

Is at a discount to IPC’s book value. The amended offer is a 13% discount to IPC’s book value per share as of May 29, 2009. Both the original and the revised Validus proposals represent Validus’s stated motivation to do a purely financial deal at a significant discount to book value.

•

Offers less book value per share to IPC shareholders. The Max transaction offers $33.18 in tangible diluted book value per share as compared to only $28.89 in tangible diluted book value per share under Validus’s offer.

•

Contains a taxable cash component. The $3 per share cash portion was added to bolster the value of Validus’s offer in light of its falling stock price and would be taxable in the hands of certain IPC shareholders.

•

Would result in a combined company carrying a highly correlated risk concentration. Like the first proposal, the amended proposal from Validus does not satisfy IPC’s diversification objectives. By contrast, the amalgamation between IPC and Max fulfills IPC’s strategic objective of creating true diversification and shareholder value.

•

Carries significant risk and uncertainty. The timing of any combination with Validus is uncertain and remote, extending well beyond the inception of hurricane season in June, thereby substantially increasing the execution risk inherent in any Validus offer.

•

Would reduce IPC shareholders’ participation in a combined company. Validus’s revised offer reduces the exchange ratio and provides less upside and ongoing participation to IPC shareholders. Under the amended proposal, IPC shareholders’ interest in a combined company would be lowered from 43% to 41%, compared with Validus’s original proposal.

•

Represents a low price for a change in control transaction. Validus’s offer is a take-over with change of control. The Validus proposal does not offer to IPC shareholders the value they should expect from a change in control offer.

•

Amplifies shareholder risk and rating agency scrutiny. The removal of cash from two highly correlated property catastrophe companies would put the combined company at greater risk and would attract greater scrutiny from rating agencies.

•

Fluctuates in initial value to IPC shareholders. The value of the stock offered to IPC shareholders by Validus depends on the share price of Validus immediately prior to the closing of the acquisition, meaning IPC shareholders will not know the price until the day it closes.

•

Contains uncertain realizable value. Upon the closing of a below book-value transaction with Validus, we believe it is likely that there would be selling pressure on Validus’s stock. Such pressure will likely cause Validus’s share price to fall.

Furthermore, although Validus may not consider the receipt of satisfactory ratings from the rating agencies as a necessary condition to complete an acquisition of IPC, we very much disagree. We believe the ratings of the combined company are an important factor for the IPC Board to consider in any transaction because ratings impact the combined company’s ability to attract and retain high-quality insurance and reinsurance business. As a result, receipt of satisfactory ratings on the new combined company is an important consideration in any merger decision for IPC. IPC and Max have had very positive joint meetings with each of the rating agencies regarding their planned amalgamation and received satisfactory indicative ratings for the combined business from the rating agencies.

The Validus offer, as a standalone offer independent of the proposed Max amalgamation, would not necessarily be acceptable to the IPC Board. If the Max transaction is not approved, the Board would need to give proper consideration to all alternatives available to IPC, in accordance with its fiduciary duties. Therefore, the Validus offer should not be regarded by shareholders as an alternative transaction that the IPC Board would be bound to recommend at that stage. The process involved in evaluating those alternatives would unavoidably extend well into the hurricane season, putting any transaction (and therefore shareholders) at risk of a major weather event.

While IPC and Max have a fully negotiated amalgamation agreement, the result of a thorough review process by IPC’s Board, Validus, as it has pointed out in its own filings, may withdraw its offer at any time without penalty. Since Validus’s stated motivation is to do a purely financial transaction at a deep discount to book value, its interest in acquiring IPC could change dramatically in the event of a large catastrophe event.

Validus’s Exchange Offer Faces Substantial Obstacles

Validus initiated an unsolicited exchange offer for all the outstanding IPC common shares on May 12, 2009. The exchange offer is on the same economic terms, including a discount to book value, as the revised offer described above and the Board recommends rejecting the exchange offer for the same reasons.

Additionally IPC believes Validus’s exchange offer faces substantial obstacles to completion on the terms proposed, including:

•

Validus’s stated goal in the exchange offer is to acquire legal ownership of IPC’s shares, but IPC’s bye-laws preclude Validus or any other shareholder from becoming the registered owner of — or exercising the voting rights in respect of either legal or beneficial ownership of — 10% or more of IPC’s shares. Validus claims that such an acquisition can be achieved without a change in IPC’s bye-laws. That is not the case. The necessary amendments to the bye-laws would require approval of both IPC’s shareholders and Board, which would be a lengthy and time consuming process.

•

IPC accordingly believes that structuring an acquisition of IPC’s common shares by Validus as an exchange offer is complex and would be considerably more time-consuming than Validus seeks to portray, as well as being subject to substantial execution risk.

•	Even if Validus could overcome the restrictions described above, Validus’s proposed exchange offer is conditioned, among other things, on:

•	IPC shareholders rejecting the Max amalgamation at the shareholder meeting on June 12.

•	At least 90% of IPC shareholders agreeing to accept Validus’s below-book-value price in the exchange offer.

•	The absence of any material adverse effect on IPC, including a decline of more than 50% in IPC’s book value or a decline of 20% or more in IPC’s book value relative to Validus’s book value.

•	Validus receiving approvals under its credit facilities.

If the Max transaction is not approved and then, for whatever reason, the other conditions listed above are not met, there may be no Validus deal and no viable alternatives. IPC will enter the hurricane season having lost an excellent opportunity to protect and enhance shareholder value.

Bermuda Supreme Court Denies Validus’s Application

For Scheme Of Arrangement Shareholders’ Meeting

Validus has previously announced, as another limb of its attack on the Max transaction and its hostile bid to acquire IPC, its intention to use a scheme of arrangement under Bermuda law to achieve this acquisition.

First, shareholders should note that an acquisition of IPC by a scheme of arrangement did not vary the economics of Validus’s offer for IPC and, as such, the Board unanimously determined that (as with the amalgamation proposal and exchange offer) the proposed scheme of arrangement did not constitute a superior proposal and was not in the best interests of IPC and its shareholders.

Second, Validus’s proposed scheme of arrangement required the approval of the Supreme Court of Bermuda to start the process. However, following a recent hearing, the Court immediately dismissed Validus’s application and ordered Validus to pay IPC’s costs. This is the second occasion in less than three weeks on which the Supreme Court of Bermuda has dismissed an application by Validus and ordered it to pay IPC’s legal costs.

The Court’s decision confirms what IPC has stated all along: that Validus’s application was completely unprecedented, fraught with legal difficulty, and impossible to implement within a reasonable timeframe.

In its press release in response to the Court’s decision, Validus sought to put a quite remarkably positive gloss on its defeat, claiming that, if the Max transaction were not approved, it would have a “clear path to pursue a scheme of arrangement”. This is yet another example of Validus’s efforts to mislead IPC’s shareholders in support of Validus’s attempt to acquire IPC at a significant discount to book value.

What the Court actually said was that it had “no doubt” that in the circumstances Validus’s application should be dismissed; that Validus had tried to embark on the scheme process for its own “tactical” reasons; that Validus was described as having “no real commonality of interest with other shareholders”; and that in the absence of any “real and solid indication of independent shareholder support”, Validus’s application was no more than “purely speculative”.

With the distraction of this litigation behind us, we look forward to moving ahead with the amalgamation with Max and realizing superior value and benefits for IPC shareholders.

For more information about the exchange offer and the scheme, please read the recommendation statement on Schedule 14D-9 which has been filed with the SEC.

Vote The WHITE Card Today

The Path To A Speedy Closing And Superior Value Creation Is Clear

The Board urges you to vote FOR all the proposals associated with the Max amalgamation on the WHITE proxy card promptly and NOT tender your shares to Validus. Please do not sign or return Validus’s gold proxy card.

You can find more information about the annual general meeting of shareholders and the Max amalgamation at our website: www.ipcre.com. Please register at the site so that you will be apprised of any developments.

Sincerely,

Kenneth L. Hammond

Chairman of the Board of Directors

On Behalf of the IPC Holdings Board of Directors

About IPC Holdings, Ltd.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K , Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. This press release is not a substitute for the definitive joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.

Contacts:

Media

The Abernathy MacGregor Group

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Investors

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833